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SECU ... SSION

15049443

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 67793

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUREX CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 DOUGLAS ROAD SUITE 1010B
(No. and Street)

CORAL GABLES (City) FLORIDA (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ, & FARRA, LLC
(Name – *if individual, state last, first, middle name*)

1450 BRICKELL AVENUE SUITE 1800 MIAMI, FLORIDA 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MAUD M. BLEUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUR????? , as

MUREX CAPITAL, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNIE OLIVARES
MY COMMISSION EXPIRES October 15, 2017
#FF 060533
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

CFO/COO

Title

Notary Public

Maud Boisson Bleus FL Driver License B 420 542 47848 0

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUREX CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

FINANCIAL STATEMENTS

DECEMBER 31, 2014

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Murex Capital, LLC
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)

We have audited the accompanying financial statements of Murex Capital, LLC (a Wholly-Owned Subsidiary of MWM Holdings, S.R.L.) (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Murex Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Murex Capital, LLC (a Wholly-Owned Subsidiary of MWM Holdings, S.R.L.) as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As noted in Note 1 to the financial statements, the Company is part of an affiliated group of companies and has extensive transactions with the Parent and its affiliates. Our opinion is not modified with respect to his matter.

The supplemental information contained in Schedule I, II and III has been subjected to audit procedures performed in conjunction with the audit of Murex Capital, LLC's financial statements. The supplemental information is the responsibility of Murex Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2015

MUREX CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash	$	3,507,369
Cash at clearing organization		18,829
Deposit with clearing organization		100,000
Receivable from clearing organization		141,665
Securities owned, at fair value		2,096,940
Prepaid expenses and other assets		29,271
Furniture and equipment, net		157,608
Deposits		82,249
	$	**6,133,931**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	133,797
Income tax payable		44,711
	$	**178,508**
COMMITMENTS AND CONTINGENCIES (NOTES 10 AND 11)		
MEMBER'S EQUITY		5,955,423
	$	**6,133,931**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Commissions	$ 3,232,523
Principal transactions	64,524
Interest income	85,399
Fee income	57,821
TOTAL REVENUES	3,440,267
EXPENSES	
Salaries, commissions and employee benefits	1,695,860
General and administrative	292,133
Occupancy	182,805
Clearing charges	190,348
Professional fees	106,471
Depreciation	43,813
License and registration	27,880
Interest expense	58,376
TOTAL EXPENSES	2,597,686
NET INCOME BEFORE INCOME TAX EXPENSE	842,581
INCOME TAX EXPENSE	39,238
NET INCOME	**$ 803,343**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	MEMBER'S CAPITAL	ACCUMULATED DEFICIT	MEMBER'S EQUITY
BALANCES, JANUARY 1, 2014	$ 6,129,940	$ (977,860)	$ 5,152,080
NET INCOME	-	803,343	803,343
BALANCES, DECEMBER 31, 2014	**$ 6,129,940**	**$ (174,517)**	**$ 5,955,423**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 803,343
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	43,813
Deferred rent	8,662
Changes in operating assets and liabilities:	
Cash at clearing organization	653,637
Receivable from clearing organization	(103,314)
Securities owned, at fair value	(1,184,440)
Prepaid expenses and other assets	(5,497)
Deposits	349
Accounts payable and accrued expenses	35,849
Incom tax payable	37,711
TOTAL ADJUSTMENTS	(513,230)
NET CASH PROVIDED BY OPERATING ACTIVITIES	290,113
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Additions to furniture and equipment	(59,782)
NET INCREASE IN CASH	230,331
CASH AT BEGINNING OF YEAR	3,277,038
CASH AT END OF YEAR	**$ 3,507,369**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	**$ 58,376**
Income taxes	**$ 1,000**

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Operations

Murex Capital, LLC (the "Company") was organized in the State of Florida in 2007. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of MWM Holdings, S.R.L., a Barbados company.

The Company has extensive transactions with the Parent and its affiliates. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transaction among other unrelated parties. During the year ended December 31, 2014, the Company generated 40% of its commission revenue from transactions with affiliated entities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Cash

The Company considers cash to include highly liquid investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Furniture and Equipment, Net

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of these assets is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Clearing Arrangements

The Company has a clearing agreement with Pershing, LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2014, the Company maintains cash in the clearing organization amounting to $18,829. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization. At December 31, 2014, the Company had $141,665 receivable from the clearing organization.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company elected to be treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Proprietary security transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 12. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Rent

Minimum rent, including fixed escalations, is recorded on a straight-line basis over the lease term. The lease term commences when the Company takes possession of the leased premises and in most cases ends upon expiration of the initial non-cancelable term. When a lease provides for fixed escalations of the minimum rental payments during the lease term, the difference between the recorded straight-line rent and the amount payable under the lease is recognized as deferred rent obligation.

Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, which is the date the financial statements were issued.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standard Board ("FASB") issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2016 and in interim periods in annual periods beginning after December 15, 2016. Early application is not permitted. The Company is currently evaluating the effect the update will have on its financial statements.

3. FURNITURE AND EQUIPMENT, NET

Furniture and equipment, net, are summarized as follows at December 31, 2014:

Office equipment	$ 157,019
Furniture and fixtures	121,155
	278,174
Less accumulated depreciation	(120,566)
	$ 157,608

Depreciation expense for the year ended December 31, 2014 was $43,813.

4. NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness," as defined. At December 31, 2014, the Company had net capital of $5,528,106 which was $5,428,106 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2014, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.03 to 1.

5. SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value, consist of the following at December 31, 2014:

Foreign corporate bonds	$ 2,096,940

6. RELATED PARTIES

Operating lease

The Company leases office space from 4MPH Properties, Inc., an entity related through common ownership. The lease expired in December 2014 and was renewed in January 1, 2015 with a maturity date of December 31, 2018. Additionally, the Company leases office space from an unrelated party (NOTE 10).

6. RELATED PARTIES (CONTINUED)

Expense Sharing

The Company entered into an office expense sharing agreement with MWM Investments Advisors, Inc. ("MWM") (formerly Multiplicas Investment Advisors, Inc.), an entity related through common ownership, whereby the Company is reimbursed certain monthly expenses which include rental fees, a percentage of the employees' salaries and the cost of supplies. The reimbursement by MWM amounted to approximately $116,864, which was recorded as a reduction of the respective expense for the year ended December 31, 2014.

7. INCOME TAXES

The provision for income taxes is as follows for the year ended December 31, 2014:

Current tax provision:	
Federal	$ 30,826
State	8,412
	39,238
Deferred tax provision:	
Federal	-
State	-
	-
Total	**$ 39,238**

The actual income tax expense for 2014 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 34% to income before provision for income tax expense) as follows:

	2014	Tax Rate
Current:		
Federal taxes at statutory rate	$ 286,478	34.00%
State income taxes, net of federal tax benefit	30,692	3.64%
Change in valuation allowance	(280,895)	(33.34%)
Other permanent differences	2,963	0.35%
Total	**$ 39,238**	**4.65%**

7. INCOME TAXES (CONTINUED)

The Company's deferred tax assets and deferred tax liabilities are as follows as of December 31, 2014:

Deferred tax assets (liabilities):		
Depreciation	$	(44,655)
Start-up costs		101,735
Unrealized loss on securities		6,200
Deferred rent		11,315
		74,595
Valuation allowance		(74,595)
Net deferred tax asset	$	-

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on levels of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, as of December 31, 2014, management has recorded or valuation allowance of $74,595. During 2014, the valuation allowance decreased by $280,895.

The U.S. Federal jurisdiction and Florida is the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2011.

For the year ended December 31, 2014, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

8. MEMBER'S CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each members pro rata share of total capital.

9. EMPLOYEE BENEFIT PLANS

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions along with other employee benefits were $185,063 for the year ended December 31, 2014.

10. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is required to make payments under a non-cancelable operating lease for office space in New York through July 2018. Additionally, the Company has a non-cancelable operating lease from a related party for office space in Miami through December 2018.

At December 31, 2014, future minimum commitments under the non-cancelable leases, including the related party lease (NOTE 6), are approximately as follows:

Year ending December 31,	
2015	201,000
2016	204,000
2017	207,000
2018	149,000
2019	-
	$ 761,000

Rent expense for the year ended December 31, 2014 was $182,805.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

11. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

11. CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The foreign investments in various geographic regions expose the Company to risks inherent in doing business in each of the countries in which it transacts business. Operations in countries other than the United States are subject to various risks particular to each country. With respect to any particular country, these risks may include:

- Expropriation and nationalization of our assets or our customers in that country;
- Political and economic instability;
- Civil unrest, acts of terrorism, force majeure, war or other armed conflict;
- Natural disasters including those related to earthquakes, hurricanes, tsunamis and flooding;
- Inflation;
- Currency fluctuations, devaluations, conversion and expropriation restrictions;
- Confiscatory taxation or other adverse tax policies;
- Governmental activities that limit or disrupt markets, payments, or limit the movement of funds;
- Governmental activities that may result in the deprivation of contract rights; and
- Trade restrictions and economic embargoes imposed by the United States and other countries.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

12. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC"), *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB ASC are described as follows:

- Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 Inputs to the valuation methodology include:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical or similar assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability;
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

12. FAIR VALUE MEASUREMENTS (CONTINUED)

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Foreign Corporate bonds. Foreign corporate bonds are valued based on quoted market prices. All foreign corporate bonds trade in active markets and are classified within Level 1 and Level 2.

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2014, for each fair value hierarchy level.

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Assets:				
Foreign corporate bonds	**$1,191,615**	**$ 905,325**	**$ -**	**$ 2,096,940**

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2014.

SUPPLEMENTAL INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

CREDITS:		
Member's equity	$	5,955,423
DEBITS:		
Prepaid expenses and other assets		29,271
Furniture and equipment, net		157,608
Deposits		82,249
		269,128
NET CAPITAL BEFORE HAIRCUTS ON SECURITITES	$	5,686,295
HAIRCUTS ON SECURITIES		158,189
NET CAPITAL	$	5,528,106
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% of aggregate indebtedness of $178,508 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL	**$**	**5,428,106**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.03 to 1**
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	**$**	**178,508**

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING AS OF DECEMBER 31, 2014

NET CAPITAL PER COMPUTATION	$ 5,528,106
Adjustments	42,493
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART II FILING	**$ 5,570,599**

See Report of Independent Registered Public Accounting Firm.

SCHEDULE III
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2014

As of December 31, 2014 and during the year then ended, the Company did not have any subordinated borrowings.

See Report of Independent Registered Public Accounting Firm.

INFORMATION REGARDING COMPALIANCE WITH RULE 15C3-3

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Murex Capital, LLC
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Murex Capital, LLC (a wholly-owned subsidiary of MWM Holdings, S.R.L.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Murex Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Murex Capital, LLC stated that Murex Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Murex Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Murex Capital, LLC's (a wholly-owned subsidiary of MWM Holdings, S.R.L.) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2015

MUREX CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2014

Murex Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year of January 1, 2014 to December 31, 2014, without exception

____

Murex Capital, LLC

I, Maud Bleus, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By: [signature]

Chief Financial Officer

February 27, 2015

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are cleared through a clearing broker on a fully disclosed basis. During the year ended December 31, 2014, the Company did not hold customers' funds or securities.

INFORMATION REGARDING SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT

MUREX CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2014

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the member of Murex Capital, LLC
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Murex Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Murex Capital, LLC.'s compliance with the applicable instructions of Form SIPC-7. Murex Capital, LLC's management is responsible for the Murex Capital, LLC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences;

Check Date	Check number	Payee	Amount
September 12, 2014**	1487	SIPC	$ 4,020
January 28, 2014*	1573	SIPC	$ 682
February 19, 2015	1598	SIPC	$ 3,575

*The check was manually written with the incorrect date of January 28, 2014. Check cleared the bank February 6, 2015.
**The payment for $4,020 includes a late fee of $95.

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements for the year ended December 31, 2014, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the focus reports for the year ended December 31, 2014, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than this specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2015

MUREX CAPITAL, LLC
(a Wholly-Owned Subsidiary of
MWM Holdings S.R.L.)
SIPC General Assessment Reconciliation
Year Ended December 31, 2014

Total Revenues	$ 3,440,266
Less:	
Net gains from securities in investment accounts	114,193
Interest expense	53,107
	167,300
Net Operating Revenue	3,272,966
Times: General assessment rate	0.0025
General Assessment	8,182
Less: Payment made with SIPC-6	(3,925)
Balance Due	**$ 4,257**

See Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)